FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 001-33548

JAGUAR MINING INC.

67 Yonge Street, Suite 1203

Toronto, Ontario, Canada M5E 1J8

(Address of principal executive offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Material Document - Backstop Agreement
99.2	Material Document - SECOND AMENDMENT TO THE RESTRUCTURING SUPPORT AGREEMENT
99.3	Material Document - SIXTH AMENDMENT TO THE RESTRUCTURING SUPPORT AGREEMENT
99.4	Material Document - EIGHTH AMENDMENT TO THE RESTRUCTURING SUPPORT AGREEMENT
99.5	Material Document - SECOND AMENDMENT TO THE BACKSTOP AGREEMENT
99.6	Material Document - THIRD AMENDMENT TO THE BACKSTOP AGREEMENT
99.7	Material Document - NINTH AMENDMENT TO THE RESTRUCTURING SUPPORT AGREEMENT
99.8	Material Document - FOURTH AMENDMENT TO THE BACKSTOP AGREEMENT
99.9	Material Document - TENTH AMENDMENT TO THE RESTRUCTURING SUPPORT AGREEMENT
99.10	Material Document - ELEVENTH AMENDMENT TO THE RESTRUCTURING SUPPORT AGREEMENT
99.11	Material Document - FIFTH AMENDMENT TO THE BACKSTOP AGREEMENT
99.12	Material Document - TWELFTH AMENDMENT TO THE RESTRUCTURING SUPPORT AGREEMENT
99.13	Material Document - SIXTH AMENDMENT TO THE BACKSTOP AGREEMENT
99.14	Material Document - SEVENTH AMENDMENT TO THE BACKSTOP AGREEMENT
99.15	Material Document - THIRTEENTH AMENDMENT TO THE RESTRUCTURING SUPPORT AGREEMENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAGUAR MINING INC.

Date: April 25, 2014	By:	/s/ David M. Petroff
Name: David M. Petroff
Title: President and Chief Executive Officer